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                                                                   June 24, 1997





Dear Limited Partner:

         As has been described to you in our previous reports, the partnership agreement for Falcon Classic Cable Income Properties, L.P. (the "Partnership") includes a provision permitting the general partner or its affiliates to acquire the Partnership's cable systems for an appraised value to be determined pursuant to an "appraisal process." The appraisal process contemplates appraisals by three nationally recognized appraisers, one selected by the independent members of our Advisory Committee, one selected by the general partner and one selected by those two appraisers. Accordingly, Arthur Andersen LLP, Kane Reece Associates, Inc. and Communications Equity Associates, Inc. were retained to conduct independent appraisals of the Partnership's cable television systems. The partnership agreement provides that "appraised value" shall be the median of the three appraisals.

         The results of the appraisals established a median value of $82,000,000 for the Partnership's assets. The full text of these appraisals were all provided as exhibits to our 1996 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

         The purpose of our letter is to advise you of the decision of the general partner and its affiliates to exercise their purchase rights to acquire the Partnership's cable systems pursuant to the terms of the partnership agreement. Consistent with the appraisal process, the purchase price will be $82,000,000 in cash. The Partnership and the acquiring entities today entered into an Asset Purchase Agreement and have commenced the process of obtaining the necessary regulatory and other related approvals to complete the transaction. Closing of the transaction is subject to the receipt of required consents and approvals, satisfactory financing arrangements and similar matters and, accordingly, there can be no assurance that the sale will take place unless and until those conditions are satisfied.

         Assuming the closing takes place, the partnership agreement requires that the Partnership will be dissolved. The partnership agreement also provides that upon the dissolution of the Partnership, the general partner will take such actions as are necessary for the winding up of the affairs of the Partnership and the distribution of its assets to the partners pursuant to the provisions of the Partnership Agreement after providing for all outstanding debt and other liabilities. Accordingly, following the consummation of the contemplated sale, the general partner will wind-up the affairs of the Partnership in accordance with the terms of the Partnership Agreement, and pay a liquidating distribution of the remaining funds to the unitholders in termination of their partnership interests.


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Limited Partners
Re: Falcon Classic
June 24, 1997
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         Based on the appraised value of $82,000,000, and assuming a hypothetical liquidation of the Partnership had taken place on March 31, 1997, the estimated cash distribution to unitholders would have been approximately $867 per unit (the "Hypothetical Estimated Per Unit Distribution") (based upon 71,879 Units outstanding). The Hypothetical Estimated Per Unit Distribution was calculated assuming net liabilities on the balance sheet of the Partnership, excluding property, plant and equipment and intangible assets ("Net Liabilities") of approximately $19,000,000 (as of March 31, 1997), represented the only payments, other than certain reserved expenses, that would have been required to be made by the Partnership prior to the distribution of cash to unitholders. The Hypothetical Estimated Per Unit Distribution is presented for illustrative purposes only and does not necessarily represent amounts the Partnership could have distributed to unitholders on March 31, 1997 or any date thereafter. The actual distribution will vary depending on, among other things, the date of the actual dissolution and related distribution to the unitholders.

         While we recognize that the estimated distribution is slightly less than the original issue price of the Units of $1,000 each, every partner who acquired Units in the original offering will realize a profit on their investment after considering distributions paid (which vary from $328 to $412 per Unit, depending on the date of purchase).

         We are optimistic that this sale can be completed during 1997, subject to any unforeseen regulatory delays. As the process develops, we will keep you apprised of its status. Further, should you desire additional information, we urge you to review our Annual Report on Form 10-K for the year ended December 31, 1996 and our Current Reports on Form 8-K dated August 27, 1996, October 17, 1996, February 6, 1997 and June 24, 1997. To obtain a copy or should you have any questions, please contact our investor relations department at (800) 433-4287.


         Thank you for your continued support.



cc: Account Representatives


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